JMD Innovations, LLC (the "Company") a Maryland Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
JMD Innovations, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 29, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	41,829	58,048
Inventory	56,513	-
Other	-	1,003
Total Current Assets	98,342	59,051
TOTAL ASSETS	98,342	59,051
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	29,570	-
Note Payable	79,375	93,695
Notes Payable - Related Party	7,500	-
Total Current Liabilities	116,445	93,695
TOTAL LIABILITIES	116,445	93,695
EQUITY		
Member's Equity	366,394	66,393
Accumulated Deficit	(384,497)	(101,037)
Total Equity	(18,103)	(34,644)
TOTAL LIABILITIES AND EQUITY	98,342	59,051

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	27,105	(26,690)	415
Capital Contributions	39,288	-	39,288
Net Income (Loss)	-	(74,347)	(74,347)
Ending Balance 12/31/2021	66,393	(101,037)	(34,644)
Capital Contributions	300,001	-	300,001
Net Income (Loss)	-	(283,459)	(283,459)
Ending Balance 12/31/2022	366,394	(384,496)	(18,103)

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	54,053	-
Cost of Revenue - Related Party	30,545	-
Gross Profit	23,508	-
Operating Expenses		
Advertising and Marketing	167,553	-
General and Administrative	31,283	73,952
General and Administrative - Related Party	101,455	-
Total Operating Expenses	300,291	73,952
Operating Income (loss)	(276,783)	(73,952)
Other Income		
Interest Income	3	-
Total Other Income	3	-
Other Expense		
Interest Expense	6,679	395
Total Other Expense	6,679	395
Earnings Before Income Taxes	(283,459)	(74,347)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(283,459)	(74,347)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(283,459)	(74,347)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	29,570	-
Inventory	(56,513)	-
Other	1,003	(1,003)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(25,940)	(1,003)
Net Cash provided by (used in) Operating Activities	(309,399)	(75,350)
FINANCING ACTIVITIES		
Proceeds from Member's Equity	300,001	39,288
Proceeds/(Repayments) from/(of) Note Payable	(14,320)	93,695
Proceeds from Notes Payable - Related Party	7,500	-
Net Cash provided by (used in) Financing Activities	293,181	132,983
Cash at the beginning of period	58,048	414
Net Cash increase (decrease) for period	(16,218)	57,633
Cash at end of period	41,830	58,048

JMD Innovations, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

JMD Innovation LLC/DBA: jbrds ("the Company") was formed in Maryland on March 14th, 2018. jbrds is a Baltimore-based footwear startup for infants, toddlers, and kids. The business is currently a Direct-to-consumer business operating on Shopify, though we have ambitions to open up wholesalers and international distributors. Our mission is to start kids of on the right with footwear that helps them stand, balance, and walk. Our vision is to make walk, run, and play shoes for kids ages cradle to eight.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company’s primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

The Company had an inventory balance of $56,513 as of December 31st, 2022. The Company performs inventory counts bi-annually and values its inventory using the FIFO (First-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

There is not a viable market for the Company’s Interest Units to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its Interest Units to independent qualified investors, placement agents’ assessments of the underlying Interest Units relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates. Management has concluded that the estimated fair value of the Company’s Interest Units and corresponding expense is negligible.

On March 31st, 2022, the Company granted Phantom Units with an entity for which they simultaneously entered into a Buying Agent Agreement with. The other entity agreed to act as an exclusive sourcing agent to develop manufacturing sources of supplies of footwear products for the Company’s products. As part of the compensation payable to this entity, the Company agreed to issue 4 Phantom Units that will allow the entity to receive a cash bonus payment upon a Change in Control of the Company, based upon the increase in value of the Company after the date of the agreement. The monetary value of each Phantom Unit as of the grant date through the date of the Change in Control shall be zero, and until the occurrence of a Change in Control, the Phantom units will have no actual value. The value of the Phantom Units at the date of the Change in Control shall be equal to 4% of the value of the Net Excess Consideration received by the Company or its members, divided by the maximum number of Authorized Phantom Units (4 at the time of the agreement).

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party handles fulfillment of orders and customer service and was paid approximately $60,000 in 2022.

A related party handles sourcing, development, and production and was paid approximately $72,000 in 2022.

The Company was loaned amounts by a related party resulting in a balance of $7,500 as of December 31st, 2022. The loan did not accrue interest and was due and paid off in 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. See the Equity-Based Compensation disclosure above for details of a long-term commitment entered into.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a commercial loan with a bank resulting in the Company having a balance of $93,695 and $79,375 as of December 31st, 2021 and 2022, respectively. The loan accrued interest of 5.25% in 2021 and was increased to 8.5% in 2022. The loan is due in 2023. See Note 7 – Subsequent Events for details of renegotiated terms of loan.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$86,875
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with multiple units of membership interest owned by multiple members. 10 Class A Interests were issued and outstanding as of December 31st, 2022, 90 Class B Interests were issued and outstanding as of December 31st, 2022, and no Class C Interests were issued and outstanding as of December 31, 2022.

Only holders of Class B Interests are entitled to vote.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 29, 2023, the date these financial statements were available to be issued.

The Company renegotiated its note payable as of December 31st 2022 to be increased to $120,000 with an increase in the interest rate to 9.22%. The maturity date has been extended to June 28th, 2028 and requires monthly payments of $2,512.

The Company entered into a letter of intent with a shareholder for which the shareholder will invest $150,000 through the Company's $500,000 private placement offering in exchange for non-voting Class C Units in the Company pursuant to a Grant Agreement that represent a 1% profits interest in the Company as of the time of grant, which will vest 50% upon grant and 50% on the one-year anniversary of the grant date, in accordance with the Second Amended and Restated Operating Agreement of the Company. The profits interest hurdle rate will be equal to the post-money valuation of the Company following the completion of its Offering, which, assuming full subscription, is expected to be $5,000,000, unless the Offering amount is increased based on interest in the Company. The investor will receive $0.25 per unit of product (a unit comprised of one pair of shoes) sold by the Company ("Commissions") until the total amount of Commissions equals $150,000. The Commissions will be paid on a quarterly basis.

The Company was loaned $50,000 in 2023 by a shareholder that was fully paid back in 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.